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                              March 15, 2023

       Deana McPherson
       Executive Vice President and Chief Financial Officer
       Smith & Wesson Brands, Inc.
       2100 Roosevelt Avenue
       Springfield, MA 01104

                                                        Re: Smith & Wesson
Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            Form 10-Q for the
quarterly period ended October 31, 2022
                                                            Response dated
March 10, 2023
                                                            File No. 001-31552

       Dear Deana McPherson:

              We have reviewed your March 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February, 28, 2023 letter.

       Form 10-K for the Fiscal Year Ended April 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 38

   1.                                                   We note your response
to comment 1 and have the following comments:

                                                              Please confirm
that when you describe two or more business reasons that contributed to a material
change in any financial statement line item between periods, you will quantify, where
possible, the extent to which each change contributed to the overall change in that line
item.

                                                              In regards to
your sales fluctuations, explain to us in greater detail why you are not
 Deana McPherson
Smith & Wesson Brands, Inc.
March 15, 2023
Page 2
              able to quantify changes attributable to prices and volumes. In doing so, clarify if certain price and/or volume information is not available or not provided at a certain level of specificity. If you conclude such information is not calculable, quantify the price and volume information that is determinable, such as material product line discontinuations, and better describe the relative significance of the factors impacting sales fluctuations.

       You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
you have any questions.



FirstName LastNameDeana McPherson                               Sincerely,
Comapany NameSmith & Wesson Brands, Inc.
                                                                Division of
Corporation Finance
March 15, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName